UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE AS OF 1934

For the month of October 2013

Commission File Number 000-27663

SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

Tidel Park, 2nd Floor
4, Rajiv Gandhi Salai
Taramani, Chennai 600 113 India
(91) 44-2254-0770
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐ No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Meeting of Equity Shareholders

Sify Technologies Limited (the “Company”) will hold a Meeting of the Equity Shareholders (the “Meeting”) on Monday, November 11, 2013 at 11.00 a.m. at the Registered Office of the Company, 2nd floor, TIDEL Park, 4, Rajiv Gandhi Salai, Taramani, Chennai 600 113, India.

The Meeting is being held to consider a corporate restructuring under which two of the Company’s wholly owned subsidiaries would be merged with and into the Company and adjustment of accumulated losses against the Securities Premium of the Company under the Indian Companies Act, 1956. This proposal is subject to the approval of the shareholders (including the ADR holders) at a meeting convened by the High Court of Madras, India as well the approval of the High Court.    The Company has delivered a copy of the Notice to Shareholders to the ADR Depositary for distribution of ADR holders in the United States.   In addition, a copy of the notice and form of proxy are attached hereto as Exhibit 99.1.

Exhibits

99.1	Notice to Shareholders and Form of Proxy

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2013

SIFY TECHNOLOGIES LIMITED

By:	/s/ MP Vijay Kumar
MP Vijay Kumar
Chief Financial Officer

Exhibits filed with this Report

Exhibit Number	Description

99.1	Notice to Shareholders and Form of Proxy